

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 18, 2008

By U.S. mail and facsimile

Mr. Sean T. Erwin
Chief Executive Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

> **Re: Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 6, 2008**
> **File No. 001-32240**

Dear Mr. Erwin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Signatures

1.   The individual operating in the capacity of principal accounting officer or controller should be so designated. Please designate this officer in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 5. Discontinued Operations, page 9

Sale of the Pictou Mill and the Woodlands, page 9

2.   Please disclose the facts and circumstances leading to the sale of the Pictou Mill
        and expected disposal of Woodlands. Refer to paragraph 47(a) of SFAS 144.

3.   We note that you recognized an impairment charge related to the carrying value
        of the long-lived assets of Pictou Mill in the first quarter of 2008. Please tell us
        how you considered the provisions of paragraph 8 of SFAS 144 in determining
        whether indicators were present that the carrying value of the Pictou Mill assets
        were not recoverable as of December 31, 2007. In particular, tell us your
        consideration of paragraph 8.f. regarding whether the expectation existed in the
        fourth quarter of 2007 that more likely than not these assets from Pictou Mill
        would be sold or tell us why a test for these assets was not performed.

Note 12. Goodwill and Other Intangible Assets, page 20

4.   We note from page F-12 of your Form 10-K for the fiscal year ended December
        31, 2007, that you test goodwill for impairment on November 30. Please address
        the following:

   a)   As of the date of this letter, it appears that your market capitalization is lower than
        the book value of your equity. Please tell us how you considered this factor in
        connection with your goodwill impairment test.

   b)   Expand your discussion of critical accounting policies in future filings to describe
        for each valuation approach used the significant assumptions and estimates
        underlying your impairment analyses. For example, for a discounted cash flow
        analysis, such assumptions may include the discount rate used, revenue growth
        rates, operating profit margin percentages and the terminal rate.

   c)   Quantify the sensitivity of your estimates to change based on other outcomes that
        are reasonably likely to occur and would have a material effect on your financial
        statements.

   d)   To the extent that you do not record an impairment from your testing of goodwill
        as of November 30, 2008, and to the extent it is reasonably possible an
        impairment charge will be recorded in the future, disclose and explain to us in a
        supplemental response the carrying value of the reporting unit and the fair value
        of the reporting unit. In addition, describe why management does not believe

your decline in market capitalization is indicative of impairment to your goodwill and intangible assets, and explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Note 15. Business Segment Information, page 22

5.   We note approximately $97.8 million of income tax and certain other assets previously reported in the Pulp segment have been reclassified to "Corporate and other" segment as of September 30, 2008. Please describe what these assets are in more detail, and tell us why you believe these assets are recoverable in light of the disposition of the Pictou Mill.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        If you have any questions regarding accounting issues, please contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3311. Questions on other disclosure issues may be directed to Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357.

                        Sincerely,

                        John Reynolds
                        Assistant Director